SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-30050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Financial Corporation Employee Stock Ownership Plan and Trust
Howard and Lameuse Avenues
Biloxi, Mississippi 39533

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Financial Corporation
Howard and Lameuse Avenues
Biloxi, Mississippi 39533

Item 1 - Audited Statements of Financial Condition
The information provided on Page 2 of the Report of Independent Registered Public Accounting Firm is incorporated herein by reference. The notes to the financial statements on Pages 4 - 7 of the Report of Independent Registered Public Accounting Firm should be read in conjunction with the statements.

Item 2 - Audited Statements of Income and Changes in Plan Equity
The information provided on Page 3 of the Report of Independent Registered Public Accounting Firm is incorporated herein by reference. The notes to financial statements provided on Pages 4 - 7 of the Report of Independent Registered Public Accounting Firm should be read in conjunction with the statements.

Item 3 - Schedules
The information provided on Pages 8 - 9 of the Report of Independent Registered Public Accounting Firm is incorporated herein by reference.

Item 4 - Exhibits

The following items have been attached as exhibits:

Exhibit I – Report of Independent Registered Public Accounting Firm

Exhibit II - Consent of Accountants

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peoples Financial Corporation Employee Stock Ownership Plan and Trust

Name of plan

Date June 23, 2006

The Asset Management and Trust Division Of The Peoples Bank, Biloxi, Mississippi,

Trustee

By: Thomas H. Wicks, Trust Officer,

The Peoples Bank, Biloxi, Mississippi

PILTZ, WILLIAMS, LAROSA & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Association

June 23, 2006

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports, dated June 20, 2006, in Form 11-K filing of the Peoples Financial Corporation.

Piltz, Williams, LaRosa & Co.

Piltz, Williams, LaRosa & Co.
Biloxi, Mississippi

Post Office Box 231 • Biloxi, Mississippi 39533-0231 • Phone (228) 374-4141 • FAX (228) 374-5521 • www.pwlcpa.com
Ocean Springs, Mississippi • Phone (228) 875-7501 • FAX (228) 875-4986

Financial Statements

Peoples Financial Corporation
Employee Stock Ownership Plan
Biloxi, Mississippi

December 31, 2005

PILTZ, WILLIAMS, LAROSA & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Association

Peoples Financial Corporation
Employee Stock Ownership Plan

Financial Statements

December 31, 2005

Contents

PILTZ, WILLIAMS, LAROSA & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Association

Report of Independent Registered Public Accounting Firm

Audit Committee of the Board of Directors
Peoples Financial Corporation
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Peoples Financial Corporation Employee Stock Ownership Plan, as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's trustee. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of Peoples Financial Corporation Employee Stock Ownership Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Piltz, Williams, LaRosa & Co.

Certified Public Accountants

Biloxi, Mississippi
June 20, 2006

Post Office Box 231 • Biloxi, Mississippi 39533-0231 • Phone (228) 374-4141 • FAX (228) 374-5521 • www.pwlcpa.com
Ocean Springs, Mississippi • Phone (228) 875-7501 • FAX (228) 875-4986

Peoples Financial Corporation
Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits

	December 31,	
	2005	2004
Assets		
Non participant-directed investments:		
Common stock, at fair value	**$ 7,887,215**	$ 8,504,665
Cash	**11,246**	12,828
Total assets	**7,898,461**	8,517,493
Liabilities		
Distributions payable	**4**	
Net assets available for benefits	**$ 7,898,457**	$ 8,517,493

See Notes to Financial Statements.

Peoples Financial Corporation
Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,	
	2005	2004
Additions to net assets		
Investment income:		
Net change in fair value of investments	**$ (546,327)**	$ 607,331
Interest	**1,329**	249
Dividends, Peoples Financial Corporation	**178,103**	149,317
Total investment income	**(366,895)**	756,897
Employer contributions	**5,000**	164,072
Miscellaneous income		70
Total additions	**(361,895)**	921,039
Deductions from net assets		
Interest expense		811
Distributions to participants	**257,141**	135,027
Total deductions	**257,141**	135,838
Net increase (decrease) in Plan assets	**(619,036)**	785,201
Net assets available for benefits, beginning of year	**8,517,493**	7,732,292
Net assets available for benefits, end of year	**$ 7,898,457**	$ 8,517,493

See Notes to Financial Statements.

Peoples Financial Corporation
Employee Stock Ownership Plan
Notes to Financial Statements

A. Description of Plan

The following description of the Peoples Financial Corporation (Company) Employee Stock Ownership Plan (Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

1. General – The Plan is a defined contribution plan covering all employees of the Company who are age 21 or older and employed in a position requiring the completion of at least 1,000 hours of service per plan year. Entrance in the Plan is on the January 1st or July 1st, following the employee's initial date of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. Employer Contributions – Annual contributions are determined by the Company's Board of Directors. The maximum annual contribution credited to a participant's account is equal to the lesser of the maximum amount which can be allocated to any participant's account as provided in Section 415(d) of the Internal Revenue Code of 1986 or one hundred percent (100%) of the participant's IRC 415 compensation. The maximum annual addition to a participant's account was $42,000 and $41,000 for years ended December 31, 2005 and 2004, respectively.

3. Participant Accounts – A separate Company Stock Account and Other Investments Account will reflect each participant's interest. Vesting is based on years of credited service. A participant is 100% vested after 7 years of credited service.

Company Stock Account – This account is credited annually with the employee's allocable share of Company stock purchased and paid for by the Trust or contributed in kind to the Trust, and with any stock dividends on Company stock allocated to the employee's Company Stock Account. Financed shares were initially credited to a Stock Suspense Account and were allocated to the Company Stock Accounts of participants only as payments on the acquisition loan were made by the trustee.

Other Investment Accounts – This account is credited or debited annually with the employee's share of net income or loss of the Trust, with any forfeitures of common stock, with any cash dividends on Company stock allocated to the employee's Company Stock Account, with the employee's allocable share of employer contributions in cash and with any forfeitures from Other Investment Accounts. The account will be debited for the participant's share of any cash payments made for the acquisition of Company stock or for the repayment of any principal and interest on an acquisition loan.

4. Investment Funds – The Trustee will invest employer contributions primarily in Company stock.

Peoples Financial Corporation
Employee Stock Ownership Plan
Notes to Financial Statements
(Continued)

5. **Diversification** - Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25% of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50%.

6. **Payment of Benefits** – Distributions are paid to participants in one lump-sum payment.

7. **Voting Rights** - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee, however, shall vote any allocated shares for which instructions have not been given by a participant. The Trustee is required to vote any unallocated shares.

8. **Plan Amendment** – On December 9, 2005, the Plan was amended and restated effective as of March 28, 2005, to allow for the single lump sum distribution of a terminated participant's account balance when the entire vested benefit falls below certain levels as detailed in the amendment.

B. Summary of Accounting Policies

1. **Basis of Accounting** - The financial statements of the Plan are prepared using the accrual basis of accounting.

2. **Investments** – The fair value of Company stock is based on the NASDAQ Small Cap Market. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

3. **Benefit Payments** – Benefit payments to participants are recorded upon distribution.

4. **Use of Estimates** – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

C. Cost of Plan Administration

The Company absorbs the cost of plan administration. These costs were $12,348 and $13,899 for the years ended December 31, 2005 and 2004, respectively.

Peoples Financial Corporation
Employee Stock Ownership Plan
Notes to Financial Statements
(Continued)

D. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

E. Tax Status
The Company received a favorable determination letter dated February 27, 2002, from the Internal Revenue Service under which the Plan qualifies for favorable tax treatment under Sections 401(a) and 4975(e)(7) of the Internal Revenue Code and, therefore, is exempt from federal income taxes under provisions of Section 501(a).

F. Investments
The Company stock is held by Fidelity Investments in an account managed by 401(k) Plus, Inc., the administrator of the Plan. The Plan's investment in Peoples Financial Corporation common shares is as follows:

	December 31, 2004	
	2005	2004
Number of shares	**468,084**	472,744
Cost	**$ 3,633,556**	$ 3,543,284
Fair value *	**$ 7,887,215**	$ 8,504,665

* Asset represent more than five percent of net assets available for benefits.

The Plan's investments (including investments bought and held during the year) appreciated (depreciated) as follows:

	2005 Total	2004 Total
Common stock, Peoples Financial Corporation	**$ (546,327)**	$ 607,331

G. Related Party Transactions
Common stock of Peoples Financial Corporation, the Plan sponsor, is the only investment of the Plan. The shares held by the Plan at December 31, 2005 and 2004 had a market value of $7,887,215 and $8,504,665, respectively. The Plan purchased $203,386 and sold $253,362 of the Plan sponsor's common stock during the year ended December 31, 2005.

Members of management of the Plan sponsor are participants in the Plan; however there are no transactions with these individuals other than their participation in the Plan. The Asset Management & Trust Division of The Peoples Bank, Biloxi, Mississippi, a wholly owned subsidiary of the Plan sponsor, serves as the Trustee of the Plan.

Peoples Financial Corporation
Employee Stock Ownership Plan
Notes to Financial Statements
(Continued)

H. Concentration of Market Risk

The Plan has invested a significant portion of its assets in Peoples Financial Corporation common stock. This investment in Peoples Financial Corporation common stock approximates 99% of the Plan's net assets available for benefits as of December 31, 2005. As a result of the concentration, any significant reduction in the market value of this stock could adversely affect individual participant accounts and the net assets of the Plan.

I. Changes in Trustees and Administrator & Record keeper

Effective January 1, 2005, the individuals serving as the Board of Trustees of the Plan were removed as trustees. The Asset Management & Trust Division of The Peoples Bank, Biloxi, Mississippi, was appointed as successor Trustee.

Also effective January 1, 2005, 401(k) Plus, Inc. became the third party administrator and record keeper for the Plan. This change allows the participants to have online access to their accounts.

Supplemental Information

Peoples Financial Corporation
Employee Stock Ownership Plan
Form 5500
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 64-0709834 – PN 002
December 31, 2005

	Identity of Issue	Description of Investment	Cost	Current Value
*	Peoples Financial Corporation	468,084 shares common stock	$ 3,633,556	$ 7,887,215

* Represents a party-in-interest.

See Report of Independent Registered Public Accounting Firm.

Peoples Financial Corporation
Employee Stock Ownership Plan
Form 5500
Schedule H, Line 4j - Schedule of Reportable Transactions
EIN 64-0709834 – PN 002
Year Ended December 31, 2005

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price
Peoples Financial Corporation	10,754 shares common	$ 203,386	$
Peoples Financial Corporation	14,252 shares common		253,362
Totals		$ 203,386	$ 253,362

Note: 1162 shares of common stock were distributed to participants in 2005

See Report of Independent Registered Public Accounting Firm.